Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2023 Financial Results

•	Total revenues increased by 3.2% year over year to RMB372.2 million (US$52.4 million)[1].

•	Income from operations was RMB23.1 million (US$3.2 million) compared to RMB-5.1 million for the fourth quarter of 2022 .

•	Net income was RMB7.4 million (US$1.0 million) compared to RMB-3.8 million for the fourth quarter of 2022.

•	Adjusted EBITDA (non-GAAP)[2] increased by 2.1% year over year to RMB116.3 million (US$16.4 million)[1].

SHANGHAI, March 26, 2024 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2023. As Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, were all under the control of GreenTree Inns Hotel Management Group, Inc., until their acquisition by the Company, the acquisition was accounted for a common-control acquisition in a manner similar to the pooling -of-interests method. The consolidated balance sheets and consolidated statements of comprehensive income/(loss) include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control. In this report, the comparative financial data have been restated to reflect the business combinations under common control.

Fourth Quarter of 2023 Operational Highlights

Hotels

•	A total of 4,238 hotels with 309,495 hotel rooms were in operation as of December 31, 2023.

•	The Company opened 107 hotels and had a pipeline of 963 hotels contracted for or under development as of December 31, 2023.

•	The average daily room rate was RMB177, an increase of 7.3% from RMB165 in the fourth quarter of 2022.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.0999 on December 31, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2 Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

•	The occupancy rate was 72.4%, up from63.0% in the fourth quarter of 2022.

•	Revenue per available room, or RevPAR, was RMB128, a 23.3% year-over-year increase.

Restaurants

•	A total of 194 restaurants were in operation as of December 31, 2023.

•	The AC (average check) was RMB54, a 19.3% year-over-year increase.

•	The ADT (average daily tickets) was 101, down from 105 in the fourth quarter of 2022.

•	The ADS (average daily sales per store) was RMB5,433, an increase of 14% from RMB4,780 in the fourth quarter of 2022.

“2023 marked a return to more normal times in the hospitality industry in China as we left the COVID pandemic behind us and focused on growing our hotel business again in terms of revenues, profitability, and hotel openings, while we continued to diversify geographically. For the full year, revenues came in at RMB1,627 million and net income was RMB310.6 million compared to a loss of RMB446.1 million in 2022. We ended the year with 4,238 hotels in operation and 963 in our pipeline.”

“It was also a year of transformation in our restaurant business with a greater focus on leveraging our expertise to attract and support franchisees as we continue to grow our footprint in local communities.”

“We are very thankful to our team, franchisees, and partners who worked extremely hard under difficult conditions and to our customers who remained loyal to our many brands. We believe the China travel market will remain robust and we look confidently to a better future for all our stakeholders,” said Mr. Alex S. Xu, Chairman and Chief Executive Officer of GreenTree.

Fourth Quarter of 2023 Financial Results

	Quarter Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	84,299,894	77,192,256	(1,070,750)	160,421,400
Franchised-and-managed revenues	152,893,262	6,936,922		159,830,184
Wholesales and others	798,068	39,834,953	(223,991)	40,409,030
Total revenues	237,991,224	123,964,131	(1,294,741)	360,660,614

	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	125,521,091	48,191,718	1,075,554	174,788,363	24,618,426
Franchised-and-managed revenues	162,861,220	9,665,210		172,526,430	24,299,839
Wholesales and others	1,267,182	29,865,880	(6,284,350)	24,848,712	3,499,868
Total revenues	289,649,493	87,722,808	(5,208,796)	372,163,505	52,418,133

2023 Financial Results

	Year Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	338,506,220	362,806,697	(1,290,268)	700,022,649
Franchised-and-managed revenues	582,441,077	39,243,436		621,684,513
Wholesales and others	15,853,985	131,737,118	(223,991)	147,367,112
Total revenues	936,801,282	533,787,251	(1,514,259)	1,469,074,274

	Year Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	490,924,060	296,890,282		787,814,342	110,961,329
Franchised-and-managed revenues	696,321,236	44,175,022		740,496,258	104,296,717
Wholesales and others	4,660,777	100,570,661	(6,284,350)	98,947,088	13,936,406
Total revenues	1,191,906,073	441,635,965	(6,284,350)	1,627,257,688	229,194,452

Total revenues were RMB372.2 million (US$52.4 million)，a 3.2% year-over-year increase.

Hotel revenues were RMB289.6 million (US$40.8 million), a 21.7% year-over-year increase. The increase was mainly attributable to the recovery in RevPAR and the increase in the number of hotels.

Restaurant revenues were RMB87.7 million (US$12.4 million), a 29.2% year-over-year decrease. The decrease was mainly due to the closure of L&O stores, and partially offset by an increase in ADS.

Total revenues for the year were RMB1,627.3 million (US$229.2 million)[1], a 10.8% year-over-year increase.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB174.8 million (US$24.6 million)[1], a 9.0% year-over-year increase.

Total revenues from L&O hotels were RMB125.5 million (US$17.7 million)[1], an 48.9% year-over-year increase. The increase was primarily attributable to a 24.0% year-over-year increase in the fourth quarter RevPAR of L&O hotels and four newly opened L&O hotels in the fourth quarter of 2023 as compared to the fourth quarter of 2022.

Total revenues from L&O restaurants were RMB48.2 million (US$6.8 million)[1], a 37.6 % year-over-year decrease. The decrease was mainly due to the closure of L&O stores, and partially offset by an increase in ADS .

Total revenues from L&O hotels and restaurants for the year were RMB787.8 million (US$111.0 million)[1], a 12.5% year-over-year increase.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB172.5 million (US$24.3 million), a 7.9% year-over-year increase.

Total revenues from F&M hotels were RMB162.9 million (US$22.9 million), a 6.5% year-over-year increase. Initial franchise fees increased 104.4% year-over-year, mainly because of the increase in the gross opening number of F&M hotels. Recurring franchisee management fees and others increaesed by 2.6% year-over-year, primarily due to a 20.6% increase in F&M hotels' Revpar,and offset by the a waving of franchisee management fees for refurbished hotels.

Total revenues from F&M restaurants were RMB9.7 million (US$1.4 million), a 39.3% year-over-year increase. The increase was mainly due to the increase in ADS, and a net increase of 12 F&M restaurants. Total revenues from F&M restaurants for the year were RMB44.2 million (US$6.2 million)[1], an 12.6% year-over-year increase.

Total revenues from F&M hotels and restaurants for the year were RMB740.5 million (US$104.3 million)[1], a 19.1% year-over-year increase.

Total revenues from wholesale and others were RMB24.8 million (US$3.5 million), a 38.5% year-over-year decrease, mainly because of reduced business from supermarkets, partially offset by increased business through distributors. Total revenues from wholesale and others for the year were RMB98.9 million (US$13.9 million), a 32.9% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	143,637,483	114,848,354	(95,608)	258,390,229
Selling and marketing expenses	8,246,791	2,110,091	(19,904)	10,336,978
General and administrative expenses	56,758,869	9,172,602		65,931,471
Other operating expenses	860,771	2,615,189		3,475,960
Impairment loss of goodwill	91,236,480			91,236,480
Other general expenses	(69,310,842)	13,041,702		(56,269,140)
Total operating costs and expenses	231,429,552	141,787,938	(115,512)	373,101,978

	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	154,556,991	66,896,044	(9,861,359)	211,591,676	29,802,064
Selling and marketing expenses	8,318,853	2,821,243	(49,623)	11,090,473	1,562,060
General and administrative expenses	49,670,060	8,374,981		58,045,041	8,175,473
Other operating expenses	3,429,367	139,799		3,569,166	502,707
Impairment loss of goodwill
Other general expenses	36,260,493	39,913,000		76,173,493	10,728,812
Total operating costs and expenses	252,235,764	118,145,067	(9,910,982)	360,469,849	50,771,116

	Year Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	594,019,322	472,289,395	204,234	1,066,512,951
Selling and marketing expenses	38,534,427	29,975,916	(19,904)	68,490,439
General and administrative expenses	210,759,610	48,754,252		259,513,862
Other operating expenses	3,244,855	5,171,505		8,416,360
Impairment loss of goodwill	91,236,480			91,236,480
Other general expenses	461,597,460	13,041,702		474,639,162
Total operating costs and expenses	1,399,392,154	569,232,770	184,330	1,968,809,254

	Year Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	598,841,951	359,018,687	(10,421,824)	947,438,814	133,443,966
Selling and marketing expenses	47,434,683	24,232,973	(49,623)	71,618,033	10,087,189
General and administrative expenses	166,861,387	41,572,291		208,433,678	29,357,270
Other operating expenses	4,453,446	7,251,107		11,704,553	1,648,552
Impairment loss of goodwill
Other general expenses	63,556,586	39,913,000		103,469,586	14,573,386
Total operating costs and expenses	881,148,053	471,988,058	(10,471,447)	1,342,664,664	189,110,363

Operating costs were RMB211.6 million (US$ 29.8 million)[1], a 18.1% year-over-year decrease.

Operating costs of the hotel business were RMB154.6 million (US$21.8million)[1], a 7.6% year-over-year increase. The increase was mainly due to higher consumables and higher costs for general managers of franchised-and-managed hotels due to the increase in F&M hotels, and partially offset by lower utilities.

Operating costs of the restaurant business were RMB66.9million (US$9.4 million)[1], a 41.8% year-over-year decrease. The decrease was due to closure of L&O stores.

For the year, operating costs were RMB 944.3 million (US$133.0 million) [1], representing an 11.1% decrease.

Selling and marketing expenses were RMB11.1 million (US$1.6 million)[1], a 7.3% year-over-year increase.

Selling and marketing expenses of the hotel business were RMB8.3 million (US$1.2 million)[1], a 0.9% year-over-year increase.

Selling and marketing expenses of the restaurant business were RMB2.8 million (US$0.4 million)[1], a 33.7% year-over-year increase. The increase was mainly attributable to higher sales-channel commissions.

For the year, selling and marketing expenses were RMB71.6 million (US$10.1 million) [1], a 4.6% increase.

General and administrative, or G&A expenses were RMB58.0 million (US$ 8.2 million)[1], a 12.5% year-over-year decrease.

G&A expenses of the hotel business were RMB49.7 million (US$7.0 million)[1], a 12.5 % year-over-year decrease. The decrease was mainly due to lower staff related expenses and lower bad debts.

G&A expenses of the restaurant business were RMB8.4 million (US$1.2 million)[1], a 8.7% year-over-year decrease. The decrease was mainly due to lower staff related expenses.

Other general expenses were RMB76.2 million (US$10.7 million)[1], a 235.4% year-over-year decrease. These expenses include provisions for trademarks especially due to the acquisition of the restaurant business, loan receivables related to franchisee loans, and impairment of assets.

Gross profit was RMB160.6 million (US$22.6 million)[1], a year-over-year increase of 57.0%. Gross margin was 43.1%, compared to 28.4% a year ago. The gross profit of the hotel business was RMB135.1 million (US$19.0 million)[1], an 43.2% year-over-year increase. The gross profit of the restaurant business was RMB20.8 million (US$2.9 million)[1], a 128.5% year-over-year increase. Gross profit for the year was RMB679.8 million (US$95.8 million) [1], a 68.9% year-over-year increase.

Income from operations was RMB23.1 million (US$3.2 million)[1] , compared to loss from operations of RMB5.1 million in the fourth quarter of 2022, with a margin of 6.2%. Excluding other general expenses, income from operations turned positive at RMB99.2 million(US$14.0 million) with a margin of 6.2%.

Income from operations of the hotel business was RMB47.4 million (US$6.7 million)[1], compared to an income from operations of RMB13.3 million in the fourth quarter of 2022, with a margin of 16.3%. Excluding other general expenses, income from operations of the hotel business was RMB83.6 million(US$11.8 million), an increase of 137.4%, with a margin of 28.9%.

Loss from operations of the restaurant business was RMB29.0 million (US$4.1 million)[1], compared to loss from operations of RMB17.3 million in the fourth quarter of 2022, with a margin of -33.1%. Excluding other general expenses, income from operations of the restaurant business turned positive at RMB10.9 million(US$1.5 million) with a margin of 12.4%.

Income from operations for the year was RMB315.8 million (US$44.5 million) [1] compared to loss from operations of RMB471.9 million in 2022, with a margin of 19.4%

Net income was RMB7.4 million (US$1.0 million)[1], compared to a net income of RMB-3.8 million in the fourth quarter of 2022, and net margin was 2.0%. Excluding other general expenses, net income of the hotel business was RMB161.3 million(US$22.7 million), an increase of 41.6%, with a margin of 43.4%.

Net income of the hotel business was RMB21.0 million (US$3.0 million)[1], compared to a net income of RMB7.5 million in the fourth quarter of 2022, and net margin was 7.2%. Excluding other general expenses, net income of the restaurant business was RMB57.2 million(US$8.1 million), an increase of 94.7%, with a margin of 19.8%.

Net loss of the restaurant business was RMB18.2 million (US$2.6 million)[1], compared to a net loss of RMB10.0 million in the fourth quarter of 2022, and net margin was -20.7%.Excluding other general expenses, net income of the restaurant business was RMB21.7 million(US$3.1 million), an increase of 604.5%, with a margin of 24.8%.

Adjusted EBITDA (non-GAAP)[2] was RMB116.3 million (US$16.4 million)[1], a year-over-year increase of 2.1%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 14.0%, compared to 31.6% a year ago. Adjusted EBITDA (non-GAAP) for the year was RMB516.6 million (US$72.8 million), a year-over-year increase of 112.9%.

Core net income (non-GAAP) was RMB88.7 million (US$12.5 million)[1], a year-over-year increase of 70.3%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 23.8%, compared to 14.4% one year ago. Core net income (non-GAAP) for the year was RMB340.8 million (US$48.0 million)[1], a year-over-year increase of 144.9%.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB0.11 (US$0.01 )[1], up from RMB-0.05 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.87 (US$0.12 )[1], up from RMB0.51 a year ago. Earnings per ADS (basic and diluted) for the year was RMB2.6 (US$0.37)[1] up from RMB-3.71 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB3.34 (US$0.47 )[1] for the year, a increase from RMB1.35 a year ago.

Cash flow Operating cash outflow was RMB 12.8 million (US$1.8 million)[1] as a result of income from operations. Investing cash outflow for the full year 2023 was RMB 126.8million (US$17.9million)[1], which was primarily attributable to purchases of short-term investments and increase of long-term time deposits . The investing cash outflow was partially offset repayment from franchisees. Financing cash inflow was RMB 29.9 million (US$4.2 million)[1], mainly attributable to proceeds from bank borrowings

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of December 31, 2023, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB 1,337.1 million (US$188.3 million)[1],compared to RMB1,331.4million as of September 30, 2023. The decrease was primarily due to investment in property and repurchase of ordinary shares, partially offset by primarily by bank loans and repayments from franchisees.

Guidance

Taking into account the recovery in long-term trends and short-term industry fluctuations, we expect total revenues of our organic hotel business for the full year of

2024 to grow 7%~12% over the 2023 levels. Furthermore, considering the closure of restaurant LO stores and stores in shopping malls, we expect total revenues from our restaurant and organic hotel businesses for the full year of 2024 to grow 3-5% over the 2023 levels.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on March 25, 2024, (9:00 AM Beijing/Hong Kong Time on November 26, 2023).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until April 1, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	5843477

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of December 31, 2023, GreenTree had a total number of 4,238 hotels and 194 restaurants. In 2023, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2022 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	699,244,375	765,547,547	107,825,117
Restricted cash	7,937,683	6,576,906	926,338
Short-term investments	186,031,572	417,711,617	58,833,451
Investments in equity securities	41,361,346	26,076,169	3,672,752
Accounts receivable, net of allowance	134,916,930	123,887,879	17,449,243
Amounts due from related parties	425,741,077	19,928,781	2,806,910
Prepaid rent	-	-	-
Inventories	21,920,802	20,462,490	2,882,081
Other current assets	114,715,923	117,047,122	16,485,742
Loans receivable, net	173,667,175	129,521,094	18,242,665
Total current assets	1,805,536,883	1,626,759,605	229,124,299

Non-current assets:
Amounts due from a related party	112,360,000	110,000,000	15,493,176
Restricted cash	26,779,673	19,476,259	2,743,174
Long-term time deposits	130,000,000	63,340,000	8,921,252
Loans receivable, net	177,172,509	70,690,305	9,956,521
Property and equipment, net	883,020,528	814,949,026	114,783,170
Intangible assets, net	186,054,705	120,202,693	16,930,195
Goodwill	164,528,468	164,528,468	23,173,350
Long-term investments	176,854,460	184,758,800	26,022,733
Operating lease right-of-use assets	1,674,595,179	1,535,330,762	216,246,815
Other assets	119,764,831	104,725,600	14,750,292
Deferred tax assets	232,643,514	239,270,190	33,700,501
TOTAL ASSETS	5,689,310,750	5,054,031,708	711,845,479

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	141,800,000	200,000	28,169
Short-term bank loans	156,300,000	116,800,000	16,450,936
Accounts payable	123,577,770	73,126,677	10,299,677
Advance from customers	25,604,363	22,393,097	3,154,002
Amounts due to related parties	21,717,203	23,094,022	3,252,725
Salary and welfare payable	89,343,058	86,332,096	12,159,621
Deferred rent	-	-	-
Deferred revenue	193,352,239	186,281,838	26,237,248
Accrued expenses and other current liabilities	441,610,408	478,235,399	67,358,047
Income tax payable	75,016,689	88,307,716	12,437,882
Dividends payable	-	-	-
Operating lease liabilities, current	272,700,888	-	-
Deferred tax liabilities	-	267,536,846	37,681,777
Total current liabilities	1,541,022,618	1,342,307,691	189,060,084

Long-term bank loans	160,000,000	56,800,000	8,000,113
Deferred rent	-	-	-
Deferred revenue	234,374,415	207,905,765	29,282,915
Other long-term liabilities	116,504,594	111,711,748	15,734,271
Operating lease liabilities, non-current	1,516,274,996	1,391,909,309	196,046,326
Deferred tax liabilities	99,658,423	88,180,537	12,419,969
Unrecognized tax benefits	350,002,241	385,528,814	54,300,598
TOTAL LIABILITIES	4,017,837,287	3,584,343,864	504,844,275

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	31,350,733
Class B ordinary shares	115,534,210	115,534,210	16,272,653
Paid-in capital
Treasury Stock	(16,971,057)	(36,677,832)	(5,165,965)
Additional paid-in capital	2,080,450,699	1,660,713,349	233,906,583
Retained earnings (Accumulated losses)	(804,950,820)	(559,275,891)	(78,772,362)
Accumulated other comprehensive income	27,732,104	28,401,282	4,000,237
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,624,382,206	1,431,282,188	201,591,879
Non-controlling interests	47,091,257	38,405,656	5,409,324
Total shareholders’ equity	1,671,473,463	1,469,687,844	207,001,203
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,689,310,750	5,054,031,708	711,845,478

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	160,421,401	174,788,363	24,618,426	700,022,649	787,814,342	110,961,329
Franchised-and-managed revenues	159,830,184	172,526,430	24,299,839	621,684,514	740,496,258	104,296,717
Wholesales and others	40,409,030	24,848,712	3,499,868	147,367,112	98,947,088	13,936,406
Total revenues	360,660,614	372,163,506	52,418,133	1,469,074,275	1,627,257,689	229,194,452

Operating costs and expenses
Operating costs	(258,390,229)	(211,591,676)	(29,802,064)	(1,066,512,951)	(947,438,814)	(133,443,966)
Selling and marketing expenses	(10,336,978)	(11,090,473)	(1,562,060)	(68,490,439)	(71,618,033)	(10,087,189)
General and administrative expenses	(65,931,472)	(58,045,041)	(8,175,473)	(259,513,863)	(208,433,678)	(29,357,270)
Other operating expenses	(3,475,960)	(3,569,166)	(502,707)	(8,416,360)	(11,704,553)	(1,648,552)
Impairment loss of goodwill	(91,236,479)			(91,236,479)
Other general expenses	56,269,139	(76,173,493)	(10,728,812)	(474,639,163)	(103,469,586)	(14,573,386)
Total operating costs and expenses	(373,101,978)	(360,469,849)	(50,771,116)	(1,968,809,255)	(1,342,664,664)	(189,110,363)

Other operating income	7,307,780	11,362,962	1,600,440	23,993,148	27,169,901	3,826,801
Income from operations	(5,133,584)	23,056,619	3,247,457	(475,741,831)	311,762,926	43,910,890

Interest income and other, net	9,135,865	10,329,773	1,454,918	48,105,125	41,371,162	5,827,006
Interest expense	(4,969,542)	(916,820)	(129,131)	(27,987,842)	(14,053,841)	(1,979,442)
Gains (losses) from investment in equity securities	(20,301,789)	(943,283)	(132,859)	(62,156,235)	(5,378,104)	(757,490)
Other income, net	(10,789,683)	(8,965,791)	(1,262,805)	24,404,727	22,783,714	3,209,019
Income before income taxes	(32,058,733)	22,560,498	3,177,580	(493,376,056)	356,485,857	50,209,983

Income tax expense	30,284,418	(14,657,159)	(2,064,418)	44,412,657	(97,992,481)	(13,801,952)
Income (loss) before share of gains in equity investees	(1,774,315)	7,903,339	1,113,162	(448,963,399)	258,493,376	36,408,030

Share of loss/(income) in equity investees, net of tax	(2,018,324)	(522,092)	(73,535)	(1,598,301)	(1,392,002)	(196,059)
Net income(loss)	(3,792,639)	7,381,247	1,039,627	(450,561,700)	257,101,374	36,211,971

Net loss/(income) attributable to non-controlling interests	(1,378,340)	3,381,135	476,223	36,260,890	8,685,603	1,223,342
Net income attributable to ordinary shareholders	(5,170,979)	10,762,382	1,515,850	(414,300,810)	265,786,977	37,435,313

Net earnings per share
Class A ordinary share-basic and diluted	(0.05)	0.11	0.01	(3.71)	2.60	0.37
Class B ordinary share-basic and diluted	(0.05)	0.11	0.01	(3.71)	2.60	0.37

Net earnings per ADS
Class A ordinary share-basic and diluted	(0.05)	0.11	0.01	(3.71)	2.60	0.37
Class B ordinary share-basic and diluted	(0.05)	0.11	0.01	(3.71)	2.60	0.37

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	67,038,968	67,038,968	68,201,056	67,321,003	67,321,003
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	4,418,802	(258,427)	(36,399)	(14,148,803)	669,178	94,252
Unrealized gains(loss) on available-for-sale investments, net of tax

Comprehensive income, net of tax	8,211,441	7,122,820	1,003,228	(464,710,503)	257,770,552	36,306,223

Comprehensive loss/(income) attributable to non-controlling interests	(1,378,340)	3,381,135	476,223	36,260,890	8,685,603	1,223,342
Comprehensive income (loss) attributable to ordinary shareholders	(9,589,781)	10,503,955	1,479,451	(428,449,613)	266,456,155	37,529,564

GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	84,299,894	125,521,091	17,679,276	338,506,220	490,924,060	69,145,208
Franchised-and-managed revenues	152,893,262	162,861,220	22,938,523	582,441,077	696,321,236	98,074,795
Others	798,068	1,267,182	178,479	15,853,985	4,660,777	656,457
Total revenues	237,991,224	289,649,492	40,796,278	936,801,282	1,191,906,073	167,876,460

Operating costs and expenses
Hotel operating costs	(143,637,483)	(154,556,991)	(21,768,897)	(594,019,322)	(598,841,951)	(84,345,125)
Selling and marketing expenses	(8,246,791)	(8,318,853)	(1,171,686)	(38,534,427)	(47,434,683)	(6,681,035)
General and administrative expenses	(56,758,869)	(49,670,060)	(6,995,882)	(210,759,610)	(166,861,387)	(23,501,935)
Other operating expenses	(860,771)	(3,429,367)	(483,016)	(3,244,855)	(4,453,446)	(627,255)
Impairment loss of goodwill	(91,236,480)			(91,236,480)
Other general expenses	69,310,842	(36,260,493)	(5,107,184)	(461,597,460)	(63,556,586)	(8,951,758)
Total operating costs and expenses	(231,429,552)	(252,235,764)	(35,526,664)	(1,399,392,154)	(881,148,053)	(124,107,108)

Other operating income	6,735,609	9,937,407	1,399,655	19,448,889	24,525,333	3,454,321
Income from operations	13,297,280	47,351,133	6,669,268	(443,141,983)	335,283,353	47,223,673

Interest income and other, net	8,882,426	10,653,312	1,500,488	47,383,941	41,240,610	5,808,618
Interest expense	(5,377,094)	(2,809,528)	(395,714)	(25,375,848)	(13,706,157)	(1,930,472)
Gains (losses) from investment in equity securities	(20,301,789)	(943,283)	(132,859)	(62,156,235)	(5,378,104)	(757,490)
Other income, net	(10,756,089)	(8,994,153)	(1,266,800)	24,229,536	22,676,046	3,193,854
Income before income taxes	(14,255,266)	45,257,483	6,374,383	(459,060,589)	380,115,748	53,538,183

Income tax expense	23,746,300	(23,751,765)	(3,345,366)	45,592,419	(102,371,891)	(14,418,779)
Income (loss) before share of gains in equity investees	9,491,034	21,505,716	3,029,017	(413,468,170)	277,743,857	39,119,404

Share of loss/(income) in equity investees, net of tax	(2,018,324)	(522,092)	(73,535)	(1,598,301)	(1,392,002)	(196,059)
Net income(loss)	7,472,710	20,983,624	2,955,482	(415,066,471)	276,351,855	38,923,345

GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	77,192,256	48,191,718	6,787,662	362,806,697	296,890,282	41,816,122
Franchised-and-managed revenues	6,936,922	9,665,210	1,361,316	39,243,436	44,175,022	6,221,922
Wholesales and others	39,834,953	29,865,880	4,206,521	131,737,118	100,570,661	14,165,081
Total revenues	123,964,131	87,722,808	12,355,499	533,787,251	441,635,965	62,203,125

Operating costs and expenses
Restaurant operating costs	(114,848,354)	(66,896,044)	(9,422,111)	(472,289,395)	(359,018,687)	(50,566,724)
Selling and marketing expenses	(2,110,091)	(2,821,243)	(397,364)	(29,975,916)	(24,232,973)	(3,413,142)
General and administrative expenses	(9,172,602)	(8,374,981)	(1,179,591)	(48,754,252)	(41,572,291)	(5,855,335)
Other operating expenses	(2,615,189)	(139,799)	(19,690)	(5,171,505)	(7,251,107)	(1,021,297)
Impairment loss of goodwill
Other general expenses	(13,041,702)	(39,913,000)	(5,621,628)	(13,041,702)	(39,913,000)	(5,621,628)
Total operating costs and expenses	(141,787,938)	(118,145,067)	(16,640,385)	(569,232,770)	(471,988,058)	(66,478,128)

Other operating income	572,171	1,425,555	200,785	4,544,259	2,644,568	372,480
Income from operations	(17,251,636)	(28,996,704)	(4,084,100)	(30,901,260)	(27,707,525)	(3,902,523)

Interest income and other, net	253,439	(323,539)	(45,570)	721,184	130,552	18,388
Interest expense	407,552	1,892,708	266,582	(2,611,994)	(347,684)	(48,970)
Gains (losses) from investment in equity securities	-	-	-	-	-	-
Other income, net	(33,594)	28,362	3,995	175,191	107,668	15,164
Income before income taxes	(16,624,239)	(27,399,173)	(3,859,093)	(32,616,879)	(27,816,989)	(3,917,941)

Income tax expense	6,667,958	9,223,379	1,299,086	(1,179,762)	4,379,410	616,827
Income (loss) before share of gains in equity investees	(9,956,281)	(18,175,794)	(2,560,007)	(33,796,641)	(23,437,579)	(3,301,114)

Share of loss/(income) in equity investees, net of tax	-	-	-	-	-	-
Net income(loss)	(9,956,281)	(18,175,794)	(2,560,007)	(33,796,641)	(23,437,579)	(3,301,114)

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	84,299,894	77,192,256	(1,070,750)	160,421,400
Franchised-and-managed revenues	152,893,262	6,936,922		159,830,184
Wholesales and Others	798,068	39,834,953	(223,991)	40,409,030
Total revenues	237,991,224	123,964,131	(1,294,740)	360,660,615

Operating costs and expenses
Operating costs	(143,637,483)	(114,848,354)	95,608	(258,390,229)
Selling and marketing expenses	(8,246,791)	(2,110,091)	19,904	(10,336,978)
General and administrative expenses	(56,758,869)	(9,172,602)		(65,931,471)
Other operating expenses	(860,771)	(2,615,189)		(3,475,960)
Impairment loss of goodwill	(91,236,480)			(91,236,480)
Other general expenses	69,310,842	(13,041,702)		56,269,140
Total operating costs and expenses	(231,429,552)	(141,787,938)	115,511	(373,101,979)

Other operating income	6,735,609	572,171		7,307,780
Income from operations	13,297,280	(17,251,636)	(1,179,228)	(5,133,584)

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	125,521,091	48,191,718	1,075,554	174,788,363
Franchised-and-managed revenues	162,861,220	9,665,210		172,526,430
Wholesales and Others	1,267,182	29,865,880	(6,284,350)	24,848,712
Total revenues	289,649,492	87,722,808	(5,208,794)	372,163,506

Operating costs and expenses
Operating costs	(154,556,991)	(66,896,044)	9,861,359	(211,591,676)
Selling and marketing expenses	(8,318,853)	(2,821,243)	49,623	(11,090,473)
General and administrative expenses	(49,670,060)	(8,374,981)		(58,045,041)
Other operating expenses	(3,429,367)	(139,799)		(3,569,166)
Impairment loss of goodwill
Other general expenses	(36,260,493)	(39,913,000)		(76,173,493)
Total operating costs and expenses	(252,235,764)	(118,145,067)	9,910,982	(360,469,849)

Other operating income	9,937,407	1,425,555		11,362,962
Income from operations	47,351,133	(28,996,704)	4,702,190	23,056,619

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	(3,792,639)	7,381,247	1,039,627	(450,561,700)	257,101,374	36,211,971

Depreciation and amortization	23,928,112	24,382,514	3,434,205	125,338,901	116,870,237	16,460,829
Impairment of long lived assets	12,698,320	79,192,449	11,154,023	73,005,025	82,092,449	11,562,480
Impairment of goodwill		-	-	91,236,479	-	-
Share of (gains) losses in equity method investments	2,018,324	522,093	73,535	1,598,301	1,392,003	196,060
Non-cash lease expense	192,827,430	77,705,328	10,944,567	303,302,050	271,156,173	38,191,548
Loss from disposal of a subsidiary	855,223	-	-	16,117,056	1,223,952	172,390
Interest income	(919,568)	(2,325,622)	(327,557)	(1,411,662)	(6,009,370)	(846,402)
Bad debt expense	32,507,188	1,828,945	257,602	431,180,588	38,858,275	5,473,074
Losses and impairment (Gains) on equity securities held	20,301,789	943,283	132,859	62,156,235	5,378,104	757,490
(Gains) losses on disposal of property and equipment	1,548,955	1,928,976	271,691	4,518,601	2,166,990	305,214
Foreign exchange (gains) losses	(11,715,615)	(103,025)	(14,511)	(17,843,558)	(372,187)	(52,421)
Share-based compensation	(255,280)	46,054	6,487	(62,356)	62,648	8,824
Changes in operating assets and liabilities	(266,665,301)	(204,346,136)	(28,781,551)	(344,375,879)	(314,871,075)	(44,348,663)
Net cash provided by operating activities	(3,336,938)	(12,843,894)	(1,809,023)	294,198,081	455,049,572	64,092,394

Investing activities:
Purchases of property and equipment	(18,795,260)	(15,197,120)	(2,140,470)	(80,132,593)	(87,764,045)	(12,361,307)
Purchases of intangible assets	176,694	(573,808)	(80,819)	(108,028)	(740,406)	(104,284)
Proceeds from disposal of property and equipment	4,335,543	(11,715,110)	(1,650,039)	5,951,096	2,951,611	415,726
Purchases of investments	(79,700,000)	(123,789,565)	(17,435,395)	(161,760,000)	(326,020,045)	(45,918,963)
Proceeds from investments	170,437,530	6,154,723	866,875	746,885,518	204,809,370	28,846,796
Loan advances	3,811,596	24,896,351	3,506,578	141,038,259	135,698,176	19,112,688
Loan collections	(12,011,471)	(6,609,488)	(930,928)	(231,085,171)	(22,643,066)	(3,189,209)
Net cash (used in) provided by investing activities	68,254,632	(126,834,017)	(17,864,198)	420,789,081	(93,708,405)	(13,198,553)

Financing activities:
Repurchase of ordinary shares		(19,706,775)	(2,775,641)		(19,706,775)	(2,775,641)
Distribution to the shareholders	-	-	-	(40,999,458)	-	-
Loan from non- controlling interest	4,803,298.85	272,500	38,381	5,103,299	272,500	38,381
Repayment of short-term borrowings	(404,656,400)	(7,700,000)	(1,084,522)	(605,500,000)	(458,300,000)	(64,550,205)
Proceeds from bank borrowings	215,931,400	57,000,000	8,028,282	305,600,000	174,000,000	24,507,387
Capital contribution from non-controlling interest holders	-	-	-	400,000	-	-
Net cash provided by (used in) financing activities	(183,921,701)	29,865,725	4,206,499	(335,396,159)	(303,734,275)	(42,780,078)

Effect of exchange rate changes on cash and cash equivalents	(2,193,875)	84,902	11,958	1,248,139	32,095	4,520

Net (decrease) increase in cash and cash equivalents	(121,197,882)	(109,727,284)	(15,454,763)	380,839,142	57,638,987	8,118,284
Cash and cash equivalents at the beginning of the period	855,159,616	901,328,003	126,949,394	353,122,593	733,961,731	103,376,348
Cash and cash equivalents at the end of the period	733,961,735	791,600,718	111,494,631	733,961,735	791,600,718	111,494,632

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	(3,792,639)	7,381,247	1,039,627	(450,561,700)	257,101,374	36,211,971

Deduct:
Other operating income	7,307,780	11,362,962	1,600,440	23,993,148	27,169,901	3,826,801
Interest income and other, net	9,135,865	10,329,773	1,454,918	48,105,125	41,371,162	5,827,006
Gains from investment in equity securities	-	-	-	-	-	-
Share of gain in equity investees, net of tax	(420,023)	-	-	-	-	-
Other income, net	(10,789,683)	(8,965,791)	(1,262,805)	24,404,727	22,783,714	3,209,019

Add:
Other operating expenses	3,475,960	3,569,166	502,707	8,416,360	11,704,553	1,648,552
Other general expenses	34,967,340	76,173,493	10,728,812	565,875,642	103,469,586	14,573,386
Income tax expenses (benefits)	14,128,239	14,657,159	2,064,418		97,992,481	13,801,952
Share of loss in equity investees, net of tax		522,092	73,535		1,392,002	196,059
Interest expenses	4,969,542	916,820	129,131	27,987,842	14,053,841	1,979,442
Depreciation and amortization	23,408,752	24,897,604	3,506,754	125,338,901	116,870,237	16,460,829
Losses from investment in equity securities	41,989,373	943,283	132,859	62,156,235	5,378,104	757,490
Adjusted EBITDA (Non-GAAP)	113,912,627	116,333,920	16,385,290	242,710,280	516,637,401	72,766,856

	Quarter Ended			Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	(3,792,639)	7,381,247	1,039,627	(450,561,700)	257,101,374	36,211,971

Deduct:
Government subsidies (net of 25% tax)	2,145,340	3,129,127	440,728	9,311,397	9,800,432	1,380,362
Gains from investment in equity securities (net of 25% tax)		-	-	-	-	-
Other income (net of 25% tax)	(8,092,263)	(6,724,343)	(947,104)	18,303,545	17,087,786	2,406,764

Add:
Share-based compensation	(255,280)	46,054	6,487	(62,356)	62,648	8,824
Losses from investments in equity securities (net of 25% tax)	15,226,341	707,462	99,644	46,617,176	4,033,578	568,118
One-time fees and expenses		828,267	116,659	4,889,605	3,010,039	423,955
Other general expenses	34,967,340	76,173,493	10,728,812	565,875,642	103,469,586	14,573,386
Impairment charges and provisions for other assets	-	-	-	-	-	-
Core net income (Non-GAAP)	52,092,685	88,731,738	12,497,604	139,143,425	340,789,007	47,999,128

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.51	0.87	0.12	1.35	3.34	0.47
Class B ordinary share-basic and diluted	0.51	0.87	0.12	1.35	3.34	0.47

Hotel Operational Data

	December 31, 2022	December 31, 2023
Total hotels in operation:	4059	4238
Leased and owned hotels	61	65
Franchised hotels	3,998	4,173
Total hotel rooms in operation	302,497	309,495
Leased and owned hotels	6,565	7,318
Franchised hotels	330,089	302,177
Number of cities	355	360

	Quarter Ended
	2022 Q4	2023 Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	62.4%	66.9%
Franchised hotels	63.0%	72.5%
Blended	63.0%	72.4%
Average daily rate (in RMB)
Leased-and-owned hotels	208	241
Franchised hotels	163	175
Blended	165	177
RevPAR (in RMB)
Leased-and-owned hotels	130	161
Franchised hotels	103	127
Blended	104	128

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Mid-to-up-scale	426	474	41,255	45,488
GreenTree Eastern	205	222	22,492	24,377
Deepsleep Hotel	7	7	534	534
Gem	53	71	4,753	6,292
Gya	68	71	5,811	5,899
Vx	85	92	7,403	8,041
Urban Garden and others	8	11	262	345
Mid-scale	2,953	2,975	231,835	230,100
GreenTree Inn	2,226	2,220	183,116	179,631
GT Alliance	538	568	38,031	40,134
GreenTree Apartment	19	20	1,262	1,308
Vatica	111	110	8,009	7,805
City 118 Selected and others	59	-	1,417	-
Economy hotels	680	789	29,407	33,907
Shell	680	789	29,407	33,907
City 118 and others	-	-	-	-
Total	4,059	4,238	302,497	309,495

Restaurant Operational Data

	December 31, 2022	December 31, 2023
Total restaurants in operation:	261	194
Leased and owned restaurants	121	42
Franchised restaurants	140	152
Number of cities	64	53
Da Niang Dumplings	226	162
Bellagio	35	32
Total restaurants in operation:	261	194

	Quarter Ended
	2022 Q4	2023 Q4
ADT
Leased-and-owned restaurants	134	141
Franchised restaurants	84	84
Blended	99	101
AC (in RMB)
Leased-and-owned restaurants	51	89
Franchised restaurants	39	40
Blended	46	54
ADS (in RMB)
Leased-and-owned restaurants	6,821	12,500
Franchised restaurants	3,286	3,331
Blended	4,564	5,433

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com